Mail Stop 3-8


								November 17, 2004


By Facsimile and U.S. Mail


Mr. Thomas W. Itin
Chief Executive Officer
Compusonics Video Corporation
32751 Middlebelt Road, Suite B
Farmington Hills, MI 48334



		RE:	Form 10-KSB, for the year ended July 31, 2004




			File No.  0-14200

Dear Mr. Itin:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended July 31, 2004


Section 302 and 906 Certification

1. You are required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report. Please revise. See Items 307 and 601(b)(31) of Regulation S-B. In doing so, please refile the entire Form 10-KSB, along with the revised certification.

	As appropriate, respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781 or, in his absence, to the undersigned at (202) 942-1774. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 942-1900.

							Sincerely,



							Rufus Decker
							Branch Chief


November 17, 2004
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